Exhibit 99.8

CERTIFICATE

Nicos D. Muir-Pfeiffer

I, Nicos D. Muir-Pfeiffer, of Portland, Ontario, Canada, do hereby certify that:

1.	I am responsible for the preparation of Section 14 (except Mineral Resource Reporting) of the Great Bear Gold Project, Ontario, Canada – Voluntary National Instrument 43-101 Technical Report effective date February 13, 2023 (the “Technical Report”).

2.	I am employed and carrying out these assignments for Kinross Gold Corporation (“Corporation”) whose address is at 25 York Street, 17th Floor, Toronto, Ontario, Canada, M5J 2V5, in the capacity of Vice President, Geology.

3.	I am a graduate of Carleton University, Ottawa, ON (2009) with a H.BSc. in Earth Science and have 15 years of mining industry experience.

4.	I am a member in good standing of the Professional Geologist in the Province of Ontario (Reg# 2354, since 2013).

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I visited the property which is the subject of the Technical Report most recently in October 2022.

7.	I am not independent of the parties involved in the transaction for which this report is required, as defined in Section 1.5 of NI 43-101.

8.	Other than in my capacity as an employee of Kinross, I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

10.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this certificate not misleading.

DATED this 13th day of February, 2023

signed “Nicos D. Muir-Pfeiffer”
Nicos D. Muir-Pfeiffer